May 11, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeanne Baker
Terence O’Brien

Re:	IR-Med, Inc.
Form 10-K filed March 29, 2023
File No. 000-56492

Dear Sirs/ Madams:

IR-Med, Inc., a Nevada corporation (the “Company”), hereby files with the Securities and Exchange Commission (the “Commission”) an amended Annual Report on Form 10-K (the “Amended Annual Report”) in response to the comments of the staff (the “Staff”), dated April 27, 2023.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Fiscal Year ended December 31, 2022

Item 9A. Controls and Procedures, page 50

1.	You indicate that as of December 31, 2022, your disclosure controls and procedures (DCP) were effective. Please explain how you reached this conclusion. In this regard, we note the Item 4 disclosures in your Form 10-Q for the quarter ended September 30, 2022, indicate that the two material weaknesses identified in your assessment of internal controls over financial reporting (ICFR) as of December 31, 2021, were still not remediated. In light of this disclosure, as well as your current disclosure that during the quarter ended December 31, 2022, there were no changes in your ICFR that have materially affected, or are reasonably likely to materially affect, your ICFR, it is unclear how the two material weaknesses were sufficiently remediated in order for you to conclude that your DCP was effective as of December 31, 2022. Please revise your disclosures accordingly.

Response: We have indicated in Item 9A of the Amended Annual Report the process and procedures that the Company carried out a remediation plan during the 2022 fiscal year to address the identified material weaknesses. As provided therein, from the beginning of the fourth quarter of 2021, management introduced internal control and review procedures including the retention of a Sarbanes and Oxley (SOX) experienced advisor in order to remediate the material weaknesses in internal controls, and conducted a thorough review of its internal control systems, including its policies and procedures, as well as the effectiveness of its control environment. As part of this process, the Company developed and implemented a new process for monitoring and reviewing its financial transactions, which includes increased documentation and oversight by management. The Company further implemented additional, new controls relating to the access authorizations to its financial systems, including (among other) improved password management and multi-factor authentication. At the end of the process during the fourth quarter of 2022 the Company’s internal key controls were tested by the SOX experienced advisor based on best practices of ICFR testing. Since the Company concluded that it can view its quarterly controls as effective following two quarters in which the controls were actually applied effectively, the third quarter of 2022 was the first quarter in which the controls worked effectively, and the 2022 year end fourth quarter was the second such quarter. Following this process and based on the evaluation of its disclosure controls and procedures, the Company concluded that, as of December 31, 2022, its disclosure controls and procedures were effective. Management believes that due to the foregoing, as of December 31, 2022, the Company has remediated the material weakness previously identified.

Yahalom 20, Z.H.R Industrial Zone PO Box 143, Rosh Pina, Israel 1231400 Tel: (+972) 04-6555054 Fax: (+972) 04-6104976 www.ir-medical.com	Page 1 of 2

2.	You do not provide a conclusion of the effectiveness of ICFR. With reference to our above concerns regarding the material weaknesses previously identified, please revise your disclosures to conclude on the effectiveness of your ICFR.

Response: We have revised the disclosures in Item 9A of the Amended Annual Report to include the required conclusion as to the effectiveness of the Company’s ICFR.

3.	Your conclusion regarding the effectiveness of DCP refers to COSO. Please revise this disclosure as COSO is used for an assessment of ICFR.

Response: The necessary corrections were made in the Amended Annual Report

4.	To the extent you have remediated your previously identified material weaknesses, please address the need to revise your disclosures under the caption, Changes in Internal Controls Over Financial Reporting.

Response: The necessary corrections were made in the Amended Annual Report.

We hope the Amended Annual Report on Form 10-K addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

IR-Med, Inc.

By:
Sharon Levkoviz
Chief Financial Officer

Yahalom 20, Z.H.R Industrial Zone PO Box 143, Rosh Pina, Israel 1231400 Tel: (+972) 04-6555054 Fax: (+972) 04-6104976 www.ir-medical.com	Page 2 of 2